SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐*

*	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 602720 10 4

1.	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) William M. Lambert

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 253,305 8. Shared Voting Power 2,638,293 9. Sole Dispositive Power 253,305 10. Shared Dispositive Power 2,638,293

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,891,598

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

Item 1.	Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.	Identity and Background.

(a) Name of Person Filing:	William M. Lambert

(b) Residence or Business Address:	Mine Safety Appliances Company P.O. Box 426 Pittsburgh, PA 15230

(c) Present Principal Occupation:	Vice President of the Company; President, MSA North America

Item 5.	Interest in Securities of the Issuer.

See Items 7 through 11 and 13 of the cover page.

As indicated in the Schedule 13D, prior to January 1, 2004 the undersigned and the other members of the Investment Committee of the Trust for the Company’s Non-Contributory Pension Plan for Employees shared dispositive power over the shares of Common Stock held by the Trust, but sole voting power over the shares was held by PNC Bank, N.A., as trustee of the Trust. On January 30, 2004, a new Trust Agreement was executed making the members of the Investment Committee the trustee for the shares of Common Stock held in the Trust, effective as of January 1, 2004.

Under the new Trust Agreement, in addition to dispositive power, the members of the Investment Committee have the power to vote the shares of Common Stock held in the Trust with respect to uncontested elections of directors, ratification of independent auditors and approval of employee benefit plans and stock plans, or amendments thereto, previously approved by the Board of Directors or a Board Committee. In the case of a vote on any other matter, the Investment Committee must bring the matter to the Board of Directors, which shall then direct the Investment Committee as to the manner in which the shares of Common Stock held in the Trust shall be voted.

As of February 20, 2004, the Trust held 2,463,500 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7.	Material to Be Filed as Exhibits.

An Exhibit Index follows the Signature Page.

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine

William M. Lambert By: Douglas K. McClaine Attorney-in-fact

Date: March 3, 2004

Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing

1	Mine Safety Appliances Company Non-Contributory Pension Plan MSA Stock Trust Agreement dated January 30, 2004. (filed as Exhibit No. 1 to Amendment No. 2 to the Schedule 13D of Dennis L. Zeitler dated March 3, 2004 and incorporated herein by reference.)

Page 5 of 5 Pages